Gander Mountain Company

180 East Fifth Street, Suite 1300

Saint Paul, MN 55105

April 3, 2007

	U.S. Securities and Exchange Commission	BY EDGAR AND OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. James A. Allegretto
Senior Assistant Chief Accountant

Re:	Gander Mountain Company
Form 10-K for the Fiscal Year Ended January 28, 2006
Filed April 13, 2006
Form 8-K filed May 31, 2006
Form 10-Q for Quarterly Period Ended April 29, 2006
Filed June 8, 2006
Form 8-K filed December 12, 2006
File No. 0-50659

Ladies and Gentlemen:

On behalf of Gander Mountain Company (“Gander Mountain”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Allegretto’s letter to Dennis M. Lindahl dated January 30, 2007.

In addition to Gander Mountain’s responses set forth herein, it understands that it will need to consider the Staff’s comments in its future reports on Forms 8-K, 10-Q and 10-K.  For convenience, the Staff’s consecutively numbered comments are set forth below, followed by Gander Mountain’s responses.

Pursuant to the Staff’s request, Gander Mountain hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filings, and (iii) Gander Mountain may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist the Staff in reviewing this letter, I will separately deliver to Messrs. Allegretto and Phippen, by overnight mail, a copy of this letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Item 6.  Selected Financial Data, page 28

1.                                       Comment:  You disclose EBITDA as a measure of your operating performance.  Because this non-GAAP performance measure excludes recurring type charges, please refer to Questions 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003 and available on our website at www.sec.gov (hereinafter, the Non-GAAP FAQ).  As discussed in Question 8 of the Non-GAAP FAQ, in future filings please disclose:

•                       the economic substance behind your decisions to use this measure;

•                       the material limitations associated with the use of this measure as compared to the use of the most directly comparable GAAP financial measure; and

•                  the manner in which you compensate for the disclosed material limitations of this measure.

Further, we are unclear on how management uses the measure to conduct or evaluate its business.  In this regard, we generally believe that if you evaluate your business using such a measure, resources will be allocated based on the results of the measure.  Explain to us how resources are allocated or provide more specific examples about how management uses the measure.  We may have further comment.

Response:  In accordance with Question 8 of the Non-GAAP FAQ, Gander Mountain provides EBITDA as a measure of its operating performance in its filings under the Securities Exchange Act of 1934.  As disclosed in Footnote (6) to Item 6 - Selected Financial Data, in Gander Mountain’s presentation, EBITDA consists of net income (loss) plus interest expense, plus income tax provision or minus income tax benefit and plus depreciation and amortization.  As noted in Footnote (6), Gander Mountain believes EBITDA is useful to investors evaluating Gander’s performance because:

•                    it is a widely accepted financial indicator of a company’s ability to service its debt and it is used in determining compliance with certain covenants under Gander’s credit facility;

•                    it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of Gander Mountain’s capital structure and the method by which assets were acquired; and

•                    it helps investors to more meaningfully evaluate and compare the results of Gander Mountain’s operations from period to period by removing from its operating results the impact of its capital structure, primarily interest expense from its outstanding debt, and its asset base, which includes depreciation and amortization of its property and equipment.

Moreover, as further noted in Footnote (6), in addition to monitoring EBITDA as a requirement under its secured credit facility, Gander Mountain’s management uses EBITDA:

•                    as a measurement of operating performance because it assists Gander Mountain in comparing its performance on a consistent basis, as it removes from Gander Mountain’s operating results the impact of its capital structure, which includes interest expense from its outstanding debt, and its asset base, which includes depreciation and amortization of its property and equipment; and

•                    in presentations to the members of Gander Mountain’s Board of Directors to enable the Board to have the same consistent measurement basis of operating performance used by management.

Gander Mountain believes the use of EBITDA for allocating resources is beneficial when the measure is used in comparing performance of operating segments or business units.  It is not useful for Gander Mountain in allocating resources because its results of operations are driven by the results of operations for Gander Mountain’s 105 (currently) retail stores and the costs at its corporate office of its operations that support its stores.

For Gander Mountain, the EBITDA measure helps isolate its performance without the structural costs associated with high growth, such as significant property and equipment investment and investment in inventories, and its borrowing costs associated with this growth.

Gander Mountain has disclosed in Footnote (6) its belief that the material limitation of EBITDA is that it may not be comparable to a similarly titled measure used by other companies and that it excludes the cash impact of interest expense and income tax.  Gander Mountain further discloses that it does not use EBITDA as a measure of liquidity.  Gander Mountain compensates for these limitations by providing a more prominent disclosure of the most equivalent GAAP measure, net income (loss), and provides a reconciliation of the GAAP measure and EBITDA at the end of Footnote (6) in Item 6 of the 10-K, where EBITDA is presented.

Gander Mountain believes that its presentation of EBITDA has complied in all respects with the requirements of Item 10(e) of Regulation S-K, as well as Questions 8 and 14 of the Non-GAAP FAQ.  Gander Mountain believes that providing EBITDA to investors provides additional information to investors and permits investors to view Gander Mountain’s business in a manner similar to Gander Mountain’s management, its Board of Directors and its secured creditors.

Item 8.  Financial Statements and Supplementary Data, page 47

Statements of Cash Flows, page 53

2.                                       Comment:  In future filings please separately present your cash outflows for the purchase of property and equipment and cash inflows from the sale of property and equipment.  Refer to paragraphs 11-13, 16(c) and 17(c) of SFAS 95.

Response:  Gander Mountain notes the Staff’s comment and will comply in future filings.

Notes to Financial Statements, page 55

3.                                       Comment:  In future filings please disclose the total amount of sales for each product or group of similar products for each period presented.  Refer to paragraph 37 of SFAS 131.

Response:  This information was provided in Item 1 of Gander Mountain’s Form 10-K.  In future filings, Gander Mountain will include the sales breakdown by major product category in the footnotes to the financial statements.

Note 2.  Summary of Significant Accounting Policies, page 55

Gift Cards, page 60

4.                                       Comment:  In future filings please disclose the line item in which unredeemed gift card revenue is recorded.

Response:  In Gander Mountain’s Form 10-K, footnote 2-Summary of Significant Accounting Policies, under the sub-caption Gift Cards in the second paragraph, Gander Mountain disclosed that unredeemed gift card revenue is included in revenues in the statement of operations.

Note 4.  Placement of Convertible Debt, page 62

5.                                       Comment:  It appears that upon issuance of your convertible debt you concluded that the embedded conversion option did not represent a derivative liability.  Please tell us your basis for this conclusion with reference to SFAS 133 and EITF 00-19.  We assume you concluded that the debt is conventional convertible as defined by EITF 05-2.  In this regard, we note that the interest rate is variable.  Tell us what, if any, affect this feature would have on your conclusion.  We further note that the conversion price may change if you pay a cash dividend.  It does not appear that all payments of cash dividends meet the SFAS 123(R) definition of an equity restructuring and may thus contradict your conclusion that the debt is conventional convertible.  Please advise in detail.

Response:  On August 16, 2005 Gander Mountain completed a private placement of a $20 million Convertible Subordinated Note (the “Note”).  The Note was issued under the terms and provisions of a Note Purchase Agreement dated August 16, 2005.  The following paragraphs outline Gander Mountain’s accounting conclusions reached based upon its review and application of relevant accounting literature.  Gander Mountain did not treat the Note as a conventional convertible note under EITF 05-2 due to the existence of the requirement to reset the conversion option if Gander Mountain paid a cash dividend.

In accordance with the guidance in FAS 133 an embedded conversion option should be accounted for as a combined instrument if the conversion option meets the requirements of EITF 00-19 for classification as permanent equity by satisfying the scope exception in paragraph 11(a) of SFAS 133.  Paragraph 11(a) of SFAS 133 states that contracts that meet the following two tests shall not be considered as derivative instruments:

(i)            The contract is indexed to the issuer’s own stock, and

(ii)           The contract, if freestanding, would be classified as stockholder’s equity

Evaluation of EITF 01-6

EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 if the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and, once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. Based on the guidance within EITF 01-6, the Note meets the definition of “indexed to a company’s stock” as the instrument is convertible at any time by the holder, free from conditions, and the Note’s settlement value is indexed to Gander Mountain’s stock.

Evaluation of Criteria under EITF 00-19

Since the terms and conditions of this convertible debt arrangement did not qualify for “conventional convertible” classification, the requirements of paragraphs 12 through 32 of EITF 00-19 are considered below in order to determine if the embedded derivative should be classified as a component of stockholders’ equity.

1. EITF provision (para.14-18): The contract must permit Gander Mountain to settle in unregistered shares.

The contract does permit settlement in unregistered shares.  The Note was issued in an unregistered transaction. The Note and related Note Purchase Agreement, only requires that Gander Mountain use its “best efforts” to file with the Commission a registration statement on an appropriate form registering the securities underlying the conversion option in the Note. There is no provision for any penalty for the delivery of unregistered shares. The note holder is wholly assuming the risk that he may receive unregistered shares. Accordingly, this criterion is met.

2. EITF provision (para.19): Gander Mountain has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

At the time of the convertible note issuance, Gander Mountain had 100 million common shares authorized and approximately 14.3 million common shares issued and outstanding. Gander Mountain considered outstanding share option arrangements in its evaluation. There is a dividend protection clause that requires that in any instance in which Gander Mountain declares a cash dividend to its common stockholders, Gander Mountain must either adjust the conversion ratio of the instrument equal to the value given to the common shareholders, or include the note holder in the dividend payment in equal amount at the option of Gander Mountain. Because the declaration of any dividend to common shareholders is entirely within the control of Gander Mountain, this provision does not preclude Gander Mountain’s ability to share settle the convertible notes.  To date, Gander Mountain has not declared or paid any dividends.  Accordingly, this criterion is met.

3. EITF provision (para.20): The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

There is a fixed number of shares to be issued to settle the Note upon conversion.  There is a dividend protection clause that requires that in any instance in which Gander Mountain declares a cash dividend to its common stockholders, Gander Mountain must either adjust the conversion ratio of the instrument equal to the value given to the common shareholders, or include the note holder in the dividend payment in equal amount at the option of Gander Mountain. Because the declaration of any dividend to common shareholders is entirely within the control of Gander Mountain, this provision does not preclude Gander Mountain’s ability to share settle the convertible notes.  To date, Gander Mountain has not declared or paid any dividends.  Accordingly, this criterion is met.

4. EITF provision (para.25): There are no required cash payments to the counterparty in the event Gander Mountain fails to make timely filings with the SEC.

There is no such provision included in the Note or the related Note Purchase Agreement. Accordingly, this criterion is met.

5. EITF provision (para.26): There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

There is no such provision included in the Note or the related Note Purchase Agreement. Accordingly, this criterion is met.

6. EITF provision (para.27-28): The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Upon a change of control, the holders of the Note can elect to have the Note converted, assumed by the surviving entity, or have the principal and interest paid in full without penalty or premium. Therefore, cash payment of the Note can be required, but the cash payment is equal to the principal plus interest and there is no requirement for Gander Mountain to cash settle the value of the conversion feature.  The Note has a clause whereby partial (fractional) shares would not be issued upon conversion but rather cash would be paid.  Gander Mountain does not have a history of issuing partial (fractional) shares and therefore it has considered the treatment to be equivalent between the note holder and common stock holder.  Accordingly, this criterion is met.

7. EITF provision (para.29-31): There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

The counterparty, upon conversion, would only have rights equal to a shareholder of the common stock underlying the contract as regards the amounts due in excess of the principal and would not have preferential treatment under a claim in bankruptcy for such amounts.  Accordingly, this criterion is met.

8. EITF provision (para. 29-32): There is no requirement in the contract to post collateral at any point or for any reason.

There are no such provisions noted.  Accordingly, this criterion is met.

Conclusion – Evaluation of conversion option as embedded derivative.

Based on the conversion option meeting all the criteria of paragraphs 12-32 of EITF 00-19, the conversion option would be classified in equity if free-standing and therefore would not be required to be bifurcated from the host contract under FAS 133.

In summary, the conversion feature is both (1) indexed to its own stock because it meets the provisions of EITF 01-06 and (2) eligible to be classified in stockholders’ equity in Gander Mountain’s statement of financial position because it meets the provisions of EITF 00-19.  Therefore, the stock conversion feature is not within the scope of SFAS 133 according to the scope exception in paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument.  Rather, it is considered part of the Note and the instrument is one instrument, convertible debt.  This conclusion was re-evaluated and confirmed as of each quarterly reporting period end.

Supplemental Information for the Staff:

1. At the time of issuance, Gander Mountain evaluated whether or not a beneficial conversion option existed.  The unpaid principal amount of the Note was convertible at a conversion price of $16.00 per share.  The conversion price was in excess of the trading market price of the underlying common stock and thus a beneficial conversion option did not exist.

2. The Note bore interest at a fixed rate for the first two years of its term.  In subsequent years, the Note bore interest at a variable rate which could not exceed 8.5% per annum.  The holder of the Note could only convert the unpaid principal amount at such holder’s option.  Thus, Gander Mountain met the criteria of EITF 00-19 and bifurcation of the conversion feature is not required.

3. Gander Mountain analyzed the prepayment of the Note at par for any accounting consequences.  SFAS 133 does not require put and call options that are clearly and closely related to the host contract to be bifurcated from the host contract and accounted for separately.  Paragraph 61(d) of SFAS 133 indicates that call and put options in debt that require prepayment of the principal are considered to be clearly and closely related to the debt instrument unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable and meets the requirements of paragraph 13 of SFAS 133.  Because the embedded put and call features do not involve a substantial premium or discount, Gander Mountain considers the prepayment feature to be clearly and closely related to the debt host.  The holder of the Note would always receive the principal amount of the Note plus any accrued and unpaid interest which is in accordance with paragraph 13(a) of SFAS 133.  Further, the Note did not have call or put features that would result in a future interest rate scenario under which the embedded derivative would at least double the holder’s initial rate of return on the host contract.  Therefore, the call and put features are deemed to be clearly and closely related to the debt host and are not accounted for separately under SFAS 133.

Note 13.  Earnings Per Share, page 72

6.                                       Comment:  Your disclosure of pro forma basic and diluted net income (loss) applicable to common shareholders and the related per share amounts were appropriately presented in your initial registration statement however these pro forma amounts should not be included in periodic filings subsequent to your initial registration statement.  Please remove in future filings.

Response:  Gander Mountain notes the Staff’s comment and will comply in future filings.

Item 9A.  Controls and Procedures, page 75

7.                                       Comment:  We note here and in your subsequent Forms 10-Q that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported as and when required.  In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response:  Gander Mountain notes the Staff’s comment and hereby confirms that Gander Mountain’s officers made the conclusion described above. Gander Mountain will provide the requested clarification in future filings.

Certifications

8.                                       Comment:  In future filings please revise to use the exact language as set forth in Item 601(b)(31) of Regulation S-K.  In this regard paragraph 4(d) is missing “…(the registrant’s fourth fiscal quarter in the case of an annual report)…”

Response:  Gander Mountain notes the Staff’s comment and will comply in future filings.

Form 8-K filed May 31, 2006

9.                                       Comment:  In this filing and in your Form 8-K filed November 15, 2006 you present net loss and net loss per share assuming a tax benefit at a 40% effective tax rate.  In future filings please provide additional disclosure as to why these non-GAAP measures are useful, why according to GAAP you do not record a tax benefit and why other companies may record a tax benefit.  Refer to paragraph b of Regulation G.

Response:  Gander Mountain notes the Staff’s comment and has determined it will eliminate the presentation of the above-described non-GAAP measure in its future filings.  Gander Mountain’s fourth quarter earnings release filed on Form 8-K on March 29, 2007 did not present this measure.

Form 10-Q for Quarterly Period Ended April 29, 2006

Certifications

10.                                 Comment:  Please confirm that the inclusion of your CEO and CFO’s title in this filing and in subsequent Forms 10-Q was not intended to limit the capacity in which such individuals provided the certifications.  In the future, eliminate reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Response:  Gander Mountain notes the Staff’s comment and hereby confirms that the inclusion of the CEO’s and CFO’s titles was not intended to limit the capacity in which such individuals provided the certifications.  Gander Mountain will eliminate the title references in future filings.

Form 8-K filed December 12, 2006

11.                                 Comment:  With reference to authoritative literature please tell us how you accounted for the December 8, 2006 amendment and restatement of your $20.0 million note which eliminated the right to convert the Note into shares of your common stock and eliminated the floating rate feature of the Note fixing the interest rate at 6.75 percent per year, a reduction of 25 basis points from the previously applicable interest rate.  On

December 13, 2006 you paid the $20.0 million principal balance of the Note by issuing common shares valued at $8.77 per share, the closing market value per share on December 11, 2006.  With reference to authoritative literature tell us how you accounted for this payment of principal and provide justification for your valuation basis.  In addition, given the events described above which occurred within a short timeframe, please tell us your consideration of whether such events should be collapsed and hence in substance lowered the conversion price of the notes to the closing market value on December 11, 2006 or $8.77 and forced conversion.

Response:  Gander Mountain reviewed the facts and circumstances relating to the amendment of the $20 million note and the subsequent cancellation and surrender of the amended note in exchange for $20 million of Gander Mountain’s common stock and determined that the transactions should be collapsed and viewed as a single transaction for accounting purposes.  Gander Mountain came to this determination based upon the short duration between the amendment of the $20 million note and exchange for common stock and general anticipation that the holder of the note would ultimately make an additional investment in Gander Mountain’s capital stock.

Based upon the facts and circumstances, Gander Mountain determined that the events represented an in-substance conversion and, in effect, represented a modification to the conversion price.  Gander Mountain reviewed and applied authoritative guidance within SFAS 84, “Induced Conversions of Convertible Debt,” and recorded a debt conversion charge (or inducement) in the amount of $9.037 million. This charge was determined as follows:

(i)                                     the number of shares acquired by the holder on December 13, 2006 as a result of canceling and surrendering the amended note ($20 million / $8.77 = 2.28 million shares), minus,

(ii)                                  the number of shares that would have otherwise been available through conversion of the original note ($20 million / $16 = 1.25 million shares).

The resulting incremental 1.03 million shares issued multiplied by the $8.77 fair value produces the debt conversion charge reflected in Gander Mountain’s statement of operations in Gander Mountain’s earnings release on March 29, 2007 and subsequently filed Form 8-K.

Gander Mountain presented the debt conversion charge within the statement of operations below “income (loss) from operations” and as source of “cash provided by operations” within Gander Mountain’s statement of cash flows.  Gander Mountain will ensure adequate disclosure of the transactions in its notes to the financials statements in its upcoming Form 10-K filing.

If Gander Mountain can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (651) 325- 4629.  My fax number is (651) 325-2001.

Sincerely,

/s/ Robert J. Vold
Robert J. Vold
Senior Vice President and
Chief Financial Officer

cc:	Adam Phippen, Securities and Exchange Commission
Anne B. Mootz, Ernst & Young LLP
Eric R. Jacobsen, Gander Mountain Company
W. Morgan Burns, Faegre & Benson LLP